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(852) 2509 3110 FAX

Carrie.li@sidley.com
(852) 2509-7886

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FOUNDED 1866



08005431

Our Ref: 19160-10120

October 9, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

SUPPL

SEC
Mail Processing
Section

OCT 10 2008

Attn: 1934 Act Filing Desk

Washington, DC
103

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find a Share Buyback Report which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

Encl.

PROCESSED
OCT 22 2008
THOMSON REUTERS

Partners | Charles W. Allen, Balbir Bindra, Constance Choy, Eric Ho, Gloria Lam, Huanting Timothy Li
Consultants | Samuel Chau, Ada Leung, Arun Nigam
Registered Foreign Lawyers | William O. Fifield (Texas)*, Jason T. Elder (New York)*, Allen C. Kim (California)*, Dohyong Kim (New York)*, Jason T. Kuo (New York)*,
Scott D. Peterman (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (Australia)*, Ben B. Hur (Korea)*, Ming-Yung Lam (PRC)*, Damien Yeow (Singapore)*

* Partner of Sidley Austin LLP
* Foreign Legal Consultant / Legal Counsel

HK1 396903v.21

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited
8 October 2008

Dear Sir,

Name of Company: Tingyi (Cayman Islands) Holding Corp.

Description of Securities: Ordinary Shares

A.   Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	~~Price per Share or~~ Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
8 October 2008	854,000	On the Exchange	8.12	7.91	6,846,480
Total	854,000				6,846,480

*   Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B.   Additional Information for company's whose primary listing is on the Exchange.

1.   Number of such securities purchased on the Exchange in the year to date (since ordinary resolution)   854,000

2.   % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{854,000 \times 100}{5,588,705,360} \right) \qquad 0.015\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 21 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Submitted by:

IP Pui Sum

Company Secretary

for and on behalf of

Tingyi (Cayman Islands) Holding Corp.

